SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

April 23, 2026

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that, in its session held on April 23, 2026, the Board of Directors of Credicorp Ltd. (the ‘Company’) unanimously approved the distribution of a cash dividend, in accordance with the Bye-Laws of the Company, taking into account the total net income attained in the 2025 financial year of S/6,925,376,887.42. Such net income had previously been applied to voluntary reserves in the amount of S/6,885,724,133.16 and to retained earnings in the amount of S/39,652,754.26, as reported through the Material Event furnished on February 26, 2026.

In this regard, the Company’s Board of Directors approved the payment of a cash dividend of S/4,719,115,850.00 to its shareholders, corresponding to a total of 94,382,317 issued shares, which is equivalent to S/50.0000 per share.

The cash dividend will be paid out on June 12, 2026, without withholding tax at source, to shareholders of record on May 18, 2026. The dividend will be paid in US Dollars using the weighted exchange rate published by the Peruvian Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for transactions at the close of business on June 10, 2026. The US Dollar dividend amount will be rounded up to four decimal places.

The information in this Form 6-K (including any exhibits hereto) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2026

CREDICORP LTD. (Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative